



# Jim Chu  · 3rd

Frontier market investing | The guy who goes first and flops

Talks about #africa, #innovation, #angelinvesting, #emergingmarkets, and #entrepreneurship

San Francisco, California, United States · **Contact info**

**4,671** followers · **500+** connections

 **Untapped Global**

 **Stanford University**

## Experience



**Founder & CEO**
Untapped Global · Full-time
Aug 2012 – Present · 9 yrs 4 mos
San Francisco, Port-au-Prince, Bamako, Paris, and Nairobi

Untapped's mission is to bridge the investment gap in frontier markets by creating alternative financing opportunities for entrepreneurs and empowering the next billion to scale to their full potential.

Untapped Global creates opportunities for entrepreneurs and small businesses in frontier markets to scale while providing strong returns and liquidity for investors around the world. We've created a new investment model called Smart Asset Financing that leverages technology to track usage and revenue of capital assets in real-time. We're giving i ...see more



**Founder, Producer, and Host**
The Nest · Part-time
Apr 2020 – Present · 1 yr 8 mos
Global

The Nest is a global investment community that connects aspiring entrepreneurs in frontier markets with angel investors from around the world. The Nest regularly hosts online and in-person events a Zoom shark tank for frontier markets entrepreneurs attended by individuals and groups of investors in various cities worldwide. We host both an English versio ...see more

 **The Nest**

 **Results after the first month of The Nest**



**Board Member**
MCE Social Capital · Part-time
Oct 2020 – Present · 1 yr 2 mos

MCE Social Capital is a nonprofit impact investing firm that uses a pioneering loan guarantee model to generate economic opportunities for women and families in underserved communities throughout the developing world.



**Founder & Board Director**
Watering Minds
Apr 2016 – Present · 5 yrs 8 mos
San Francisco

Watering Minds is a US 501c3 charity youth health and education in developing countries. With partnerships and programs in the Caribbean, Asia, and Africa, Watering Minds provides safe water to thousands of students while supporting sustainable social enterprises worldwide.                                ...see more

**Board Director**


**Board Director**
Asylum Access
Jan 2011 – Jan 2012 · 1 yr 1 mo

Asylum Access helps refugees assert their rights so they can provide for themselves.
asylumaccess.org

Show 5 more experiences ⌄

## Education


**Stanford University**
MA, International Policy Studies
1995 – 1996
Activities and Societies: Kappa Alpha


**Stanford University**
BA, Quantitative Economics, International Relations
1990 – 1994
Activities and Societies: Kappa Alpha, Stanford in Berlin, Krupp Intern, Stanford-Keio
Exchange